Mail Stop 4561

								June 3, 2005


Barbara J.S. McKee, Esq.
General Counsel and Secretary
KKR Financial Corp.
Four Embarcadero Center, Suite 250
San Francisco, CA 94111

Re:	KKR Financial Corp.
	Form S-11/A filed on May 19, 2005
	File No. 333-124103

Dear Ms. McKee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 2. Please note that we are continuing to review your analysis of how your portfolio, as of March
31, 2005, satisfies the requirements of the exemption from the Investment Company Act of 1940 provided by Section 3(c)(5)(C). We may have additional comments.

2. We note your response to prior comments 52 and 91. Please tell us supplementally how many non-qualified purchasers, as defined by
Section 2(a)(51) of the Investment Company Act, participated in the offering by CLO 2005-1. In addition, please tell us the exemption you are relying on for sales to accredited investors. In the event that you are relying on Reg. D, please tell us why the issuance to qualified institutional buyers under Rule 144A should not be integrated with your offering to accredited investors under Reg. D.
We have the same comment with respect to your issuance of shares on
August 12, 2004, to Friedman, Billings, Ramsey under Rule 144A and, on August 12 and 19, to 624 accredited investors under Reg. D, using
Friedman, Billings, Ramsey as placement agent.

3. We note your response to prior comment 92. That your manager has held the stock issued to it since August 2004 does not, in and of itself, establish that the stock was not purchased with a view toward distribution. Section 8 of the management agreement grants the manager the right to make allocations in its sole and absolute discretion and clearly contemplates the registration of such shares for resale. Also, any restrictions placed on shares ultimately allocated to individuals (who, we note, are not limited to employees of the manager) do not address the nature of the initial issuance by you to the manager. Please provide us with additional analysis as to why your manager should not be considered an underwriter. In the event that your manager is an underwriter, please amend your disclosure accordingly and tell us how allocations by the manager to individuals would be exempt from registration under the Securities Act.

Summary

4. We note your response to prior comment 8. Please revise the italics to make it clear that the summary highlights the material aspects of the offering.

5. Please make it clear in your summary and risk factors that you do not currently comply with the requirements for exemption under
Section 3(c)(5)(C) of the Investment Company Act of 1940.

6. Please revise to include an organizational chart depicting the REIT, its subsidiaries, the manager and the ownership interests of each entity.

Competitive Strengths

7. We note your response to prior comments 13 and 69 and further note that you have opted to retain this disclosure in your summary. Please balance your summary disclosure by moving your discussion of key risks to an adjacent position and revise to include the following details:

* that your "investment focus differs from those of other entities that are or have been managed" by your management team and, more specifically, that your management team has "not executed business strategies that involve investing in real estate related debt instruments," which is your primary focus (see page 100);

* that the benefits of your affiliation with KKR, in terms of deal flow, is significantly limited by REIT and 1940 Act restrictions, that less than 2% of your current portfolio is invested in KKR-affiliated entities, and that KKR has no obligation to grant you favorable or any access to its own investments (see page 100);

* that your manager`s officers and employees are not dedicated to your business on a full-time basis (and, if true, that your manager has full discretion as to how much time to spend on your investments and will get paid regardless of performance, under the fixed portion of its fee); and

* that the diversification of your portfolio is significantly constrained by REIT and 1940 Act limitations and, if true, that you expect a high degree of correlation among your real estate-related investments (which must comprise the bulk of your portfolio).

In addition, please try to avoid characterizing the experience of your managers in subjective ways. The exact nature and extent of your managers` experience is best described in detail in your business section.

Conflicts of Interest, page 8

8. On page 9, please identify the natural persons who own KKR who are also officers of your manager. Also, please describe the liabilities against which you have agreed to indemnify your manager.

9. We note your response to prior comment 19 and reissue that part of the comment calling for conflict of interest disclosure in your summary and risk factors. In this connection, supplementally tell us the amount of the proceeds that will be used to repay debt to the underwriters or their affiliates. In revising your disclosure here and on page 123:

* Please be sure to explain how these relationships constitute a potential conflict of interest with regard to the underwriters` due diligence obligation.

* Please clarify whether Citigroup (or any other underwriter) will be a selling shareholder in the resale registration statement.
Supplementally tell us the amount of proceeds of that offering that will be received by the underwriters or their affiliates.

* You should discuss with as much specificity as possible the amount of offering proceeds to be received by your underwriters and the debts to be repaid.

* Please revise to disclose the more particularized information concerning transactions with entities affiliated with your underwriters contained in your responses to prior comments 20 and 77.
In this connection, please disclose the percentage of your portfolio purchased from affiliates of the underwriters and the purchase price of such investments. The information contained in your responses does not appear to be overly burdensome to reproduce.

In the alternative, you may disclose your intention to voluntarily comply with NASD Rule 2720 by having an unaffiliated underwriter act as a Qualified Independent Underwriter

10. We note from your response to comment 20 that you purchased from affiliates of Bear, Stearns & Co. Inc. RMBS with an aggregate amortized cost of $3,468,280,000. Please supplementally tell us the value purchased from each affiliated entity and the percentage of your portfolio that purchases from each entity represents.

Investment Company Act Exemption, page 12

11. Please describe briefly the Investment Company Act limitations on your investment ability.

Distribution Policy, page 13

12. Please revise to include disclosure that up to 20% of the value of your assets may consist of stock in a TRS, through which you will hold assets, and that the net income of such TRS is not required to be included in the amount that you will distribute to shareholders.

Risk Factors, page 7

13. We note your response to prior comments 21 and 83, relating to the tax treatment by the IRS of your offshore TRSs (CLO 2005-1 and CLO 2005-2). We further note your disclosure on page 134, that if the IRS were to successfully challenge the status of these entities,
"it could greatly reduce" their distributions to you.    This
appears
to be a material risk requiring discussion here. Please revise accordingly.

14. Where relevant, please discuss risk related to your reliance on the hotel industry (see page 60).

15. Titles of the following risk factors fail to identify specific risks. Please revise accordingly:

* We are dependant upon the senior management of our Manager..., page
16;

* Our ability to achieve our investment objectives..., page 20;
and

* The amount of our distributions may be affected by..., page 34.

In revising these headings, please make sure to describe the risk to investors, not merely a fact about your business. For instance, it appears to us that risk to your distributions, described on page 34, is not that they would be "affected" by a change in your return on investment or other factors, but that they would be reduced. Similarly, while your ability to achieve your objectives, as described on page 20, may depend on your ability to manage growth, the risk for investors is that you will not grow and will not achieve your objectives.

Risks Related to Our Operation and Business Strategy, page 19

Our failure to achieve and maintain effective internal..., page 20

16.  We note your response to prior comment 26. Please revise to give
investors a better idea of risks related to the internal control conditions deemed to be reportable by your accountants. For instance, please explain what it might mean to investors for you to lack "well-established internal controls" over your financial closing
and reporting process. What does this process relate to? In this connection, please revise the risk to clarify that material weaknesses and the inability to obtain reports or institute controls on a timely basis will mean that the internal controls would be considered ineffective for purposes of Section 404 of the Sarbanes-
Oxley Act.   Also, please explain what kind of information you
rely
on after a transaction date that increases the risk of error, what kind of transactions and what kind of errors. Finally, if you are not self-sufficient with regard to your selection of accounting policies for complex transactions, please identify who you rely on and what kind of transactions you are referring to. If your controls raise issues with respect to any of the transactions or other disclosure described in this prospectus, please consider separate risk factor disclosure and a discussion in your management`s discussion and analysis section.

If we are unable to successfully securitize our portfolio..., page
22

17. Your revision in response to prior comment 27 appears to imply that you have an option of whether or not to recognize gains on securitizations. Please revise your disclosure to clarify why you will not recognize gains from any securitization transactions.

Risks Related to Our Organization and Structure, page 34

Our charter and bylaws contain provisions..., page 35

18. Please revise to discuss change-of-control risk related to any plan you may have to classify your board.

Tax Risks, page 36

Taxation of corporate dividends..., page 40

19. We note that you cannot predict the effect of recent legislation.
Please revise to state the risk posed. The risk is not your inability to predict the consequences but the potential for a decline in the relative value of your shares.

MD&A, page 48

Critical Accounting Policies, page 49

20. We note your revised disclosure in response to prior comment
39.
Similar to the sensitivity analysis provided with respect to your share-based compensation, expand your revenue recognition disclosure to provide a sensitivity analysis based on other outcomes that are reasonably likely to occur and would have a material effect. For example, if differences between your projected prepayment rates and the actual prepayment rates that you realize would have a material effect on your financial condition or operating performance, quantify and disclose the impact that could result given the range of reasonably likely outcomes. Refer to SEC Release 33-8350.

Results of Operations, page 53

21. We note your response to prior comment 37. If you have elected to treat any of your CLO or CDO entities as TRSs (and it appears that you have) please revise your disclosure.

Financial Condition, page 55

22. We note your response to prior comment 47. On page 56, please explain what you mean by "lower re-offer credit spreads due to the significant demand for floating rate investments."

Liquidity and Capital Resources, page 68

23. Please quantify what you mean by "short term," with respect to your liquidity going forward. Also, in the third paragraph, please quantify your additional leverage capacity.

24. We note your response to prior comment 55 and reissue that part of the comment seeking discussion of the demand loan disclosed on page 71 and obligations under your hedging instruments.

25. Please discuss the material terms of the management agreements governing your CLO trusts, including the possibility that your manager (or affiliated entities) may choose to discontinue waiving the related fees. See page 122. In addition, please be sure to revise your discussion of management fees to include these additional fee arrangements.

Securitization Transactions, page 69

26. Please describe briefly the difference between CLO, CDO and CBO transactions. Please provide more detail regarding the status of your second CLO transaction (for instance, have you begun to accumulate loans in anticipation of this securitization and do you expect to contribute a similar amount as in the first one). Also, please update disclosure, as available, for the other transactions mentioned on page 39, including KKR Financial CLO 2005-3, Ltd. KKR Financial CDO 2005-1, Ltd.

27. We note your response to prior comment 54. Please discuss the key terms of the indentures governing your relationship with CLO
2005-1 and CLO 2005-2.  See page F-8.

Sources of Funds, page 69

28. Please discuss the $250 million secured credit facility, mentioned on page 170.

REIT and Investment Company Act Matters, page 71

29. We note your response to prior comment 59. Please revise to remove language related to your "expectation" of future dividend levels. Instead, please clarify what your policy is (i.e., dividend payments less than 90% until year-end) and make it clear that your distribution policy does not constitute any kind of projection and that you cannot guarantee dividends of any particular level or at all.

Our Company, page 78

Our Strategy, page 79

30. We note your response to prior comment 66. Please disclose whether you have in fact made any loans to third parties.

Competition, page 100

31. We note your belief that you are one of the most "diversified" REITs that invest in your asset classes. Please explain how this comports with disclosure in the prior sentence, that "numerous" mortgage REITs have "similar asset acquisition objectives." It appears to us that REITs that invest in similar asset classes would be similarly diversified and all REITs are subject to the same restrictions regarding investment mix. Please provide further support or omit this disclosure.

32. We note your disclosure that 1.8% of your portfolio consists of interests in KKR-affiliated entities. We further note that the table on page 49 of equity investments does not appear to include any investments in KKR affiliates. Please direct us to where your investments in KKR-related entities are disclosed. If they are not, please revise to do so.

Our Management and the Management Agreement, page 102

33. We note your response to prior comment 71. On page 104, please describe Mr. Nuttall`s experience since 1996 and Mr. Stuart`s experience since 1984, and describe in more detail their roles at KKR.

Management of the Company, page 112

34. Please describe Mr. deRegt`s experience between 2000 and 2002 and describe what Aetos Capital is.

Executive Compensation, page 116

35. We note your response to prior comment 75. Supplementally, please tell us how your CFO is compensated, if not by your manager or by you.

Certain Relationships and Related Party Transactions, page 120

36. We note that the collective interests of Messrs. Fanlo, Netjes,
Hazen, Nuttall and Stuart and Ms. McKee appear to come to 19.2% of your stock. We further note that your manager and its affiliates have a collective interest in you of 18.9%. Please explain the discrepancy.

Relationship With Our Underwriters, page 123

37. Please incorporate disclosure from page 170 and be more precise and thorough with respect to transactions with your underwriters.
Also, please consider the parties to your second and anticipated third CLO and first CDO.

Federal Income Tax Consequences of Our Qualification as a REIT,
page
129

38. We note your disclosure of the terms of indenture associated with your CLO transaction. Please attach a copy of this indenture as an exhibit to your registration statement and indicate whether you expect your additional CLOs and your CDO to operate under similar terms.

Underwriting, page 167

39. We note your response to prior comment 86, concerning your directed share program, and have the following additional comments:

* Please describe the directed share program in your discussion of related party transactions, to the extent any of the sales to your officers and directors or other related parties may exceed $60,000 in value.

* In your description of participants on page 168, please clarify what you mean by people who are "otherwise associated" you.

40. We note your response to prior comment 87. Please include this information in your prospectus. We believe it is material to investors.

Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-8

41. We have read your revised disclosure in response to prior comment
96. We note that based upon the terms of the indenture, the Company has no ability to determine the timing or amount of any distribution.
Considering that there is no requirement that KKR TRS Holdings distribute its earnings to you (page 39), clarify why you do not consider this a restriction for purposes of computing restricted net assets pursuant to Item 4-08 of Regulation S-X.

Note 16 - Subsequent Event, page F-26

42. We note that your dividend "represented an excess of $4.2 million over net income as determined in accordance with GAAP." Please advise us why you have excluded your loss during the period from inception to December 31, 2004 in this calculation.


Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Rachel Zablow at 202-551-3428 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3495 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc:	Joseph Kaufman (via facsimile)

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KKR Financial Corp.
June 3, 2005
Page 1